Exhibit 99.2

CLEARMIND MEDICINE INC.

(Expressed in Canadian Dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Overview

We are a pre-clinical pharmaceutical company approaching phase 1 clinical trials, that develops novel psychedelic medicines to solve widespread, yet under-served, health problems. Our goal is to develop and provide a new type of treatment for mental health disorders, including AUDs, binge drinking and eating disorders, where there is significant unmet need and lack of innovation. We see psychedelic therapies, which previously may have been overlooked or underused, as the future of treatment for a variety of indications. We believe that our solution for AUDs can help solve one of the world’s biggest health problems, which costs the United States alone $250 billion each year.

We have experienced net losses in every period since our inception in 2017. We incurred net losses of CAD$9,410,806, CAD$3,719,745 and CAD$412,909 for the years ended October 31, 2022, 2021 and 2020, respectively. As of October 31, 2022, we had an accumulated deficit of CAD$13,849,949. We anticipate that we will continue to incur significant losses for the foreseeable future as our operating expenses and capital expenditures increase substantially due to our continued investment in our research and development activities and as we hire additional employees over the coming years. Furthermore, we expect to incur additional expenses associated with operating as a U.S. public company, including significant legal, accounting, investor relations and other expenses.

A. Operating Results

Components of Operating Results

Research and Development Expenses

Research and development activities are our primary focus. We do not believe that it is possible at this time to accurately project total expenses required for us to reach the point at which we will be ready to out-license our technologies. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when collaboration arrangements will be entered into, if at all, and to what degree such arrangements would affect our development plans and capital requirements. We expect our research and development expenses to increase over the next several years as our development program progresses. We would also expect to incur increased research and development expenses if we were to identify and develop additional technologies.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	expenses incurred in operating our small-scale equipment; and

●	costs associated with regulatory compliance.

We recognize research and development expenses as we incur them.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors, employees and consultants, facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

We anticipate that our general and administrative expenses will increase in the future as we increase our administrative headcount and infrastructure to support our continued research and development programs and the potential commercialization of our products. We also anticipate that we will incur increased expenses related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, director compensation, and other costs associated with being a public company.

Income Taxes

We have yet to generate taxable income in Canada. We anticipate that we will continue to generate tax losses for the foreseeable future and that we will be able to carry forward these tax losses indefinitely to future taxable years. Accordingly, we do not expect to pay taxes in Canada until we have taxable income after the full utilization of our carry forward tax losses.

Results of Operations

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Year Ended October 31, 2022 Compared to Year Ended October 31, 2021

Research and development expenses

Research and development expenses for the year ended October 31, 2022, amounted to CAD$4,205,245, representing an increase of CAD$3,558,758, or 550%, compared to CAD$646,487 for the year ended October 31, 2021. The increase resulted mainly from increase in share-based compensation expense of CAD$291,132and an increase in pre-clinical studies expenses related to our new business of researching and developing designer therapeutics.

We have completed a series of pre-clinical, IND-enabling studies in the United States and China that are required before we can study our compound for the first time in humans. These studies include pharmacokinetic and toxicological studies in rats and dogs in order to assess the safety profile of our compound and characterization of the drug metabolism. We have conducted several metabolism studies designed to better understand the way MEAI is digested in several species. In addition, we have conducted a pre-clinical animal model of AUD to characterize the effect of MEAI on alcohol consumption. This study involved testing the effect of MEAI’s ability to curb alcohol cravings after exposing mice to prolonged alcohol consumption over a short period, mimicking binge alcohol consumption in humans.

We are working on our IND dossier with the intention to submit it and to initiate the Phase I/IIa clinical study in the first quarter of 2023.

Additionally, the Company entered into research agreements with scientists from several universities in Israel; three Agreements with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., or Yissum, with two out of them recently completed.

In addition, the Company recently completed a research program, with Professor Yossi Tam from the Hebrew University through Yissum for the research of MEAI on food intake, metabolic and activity profiles.

Also, a research agreement signed with BIRAD, Bar Ilan University Research and Development Company, in Ramat Gan, Israel, for the research of the safety, efficacy and other characteristics of MEAI as completed under the leadership of Professor Gal Yadid.

In addition, we have expended our IP portfolio that now includes seven utility patent families including patents and applications having method of use and composition of matter claims.

General and administrative expenses

General and administrative expenses for the year ended October 31, 2022, amount to CAD$4,327,334 representing an increase of CAD$1,297,604, or 43%, compared to CAD$3,029,730 for the year ended October 31, 2021. The increase resulted from increase in professional and consulting fees of CAD $387,564, increase in share-based compensation expense of CAD$445,483, increase in investor relations of CAD$489,180, and an increase in other general and administrative expenses of CAD$123,675 for the year ended October 31, 2022 as compared to the year ended October 31, 2021 related to hiring additional engaging consultants in connection with our new business of researching and developing designer therapeutics.

Net loss and comprehensive loss

Net loss for the year ended October 31, 2022, amounted to CAD$9,410,806 representing an increase of CAD$5,691,061, or 153%, compared to CAD$3,719,745 for the year ended October 31, 2021. The increase resulted mainly from increased research and development expenses and general and administrative expenses as discussed above.

B. Liquidity and Capital Resources

As of October 31, 2022, the Company had cash on hand of CAD$175,768 and negative working capital of CAD$2,044,234, compared to CAD$4,599,437 and positive working capital of CAD$4,563,211 as of October 31, 2021, respectively.

The Company may have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

As of October 31, 2022, the Company had accounts payable and accrued liabilities of CAD$1,906,706. On November 14, the Company completed a public offering on NASDAQ and raised US$7.5 million (gross). These funds will be sued to fund the Company in the near term.

We have financed our operations for the last year primarily from our issuance of Common Shares.

Since the Company announced its Change of Business on May 25, 2021, we raised an aggregate of CAD$17,402,977 net of issuance costs. As of October 31, 2022, we had CAD$175,768 in cash.

The table below shows a summary of our cashflows for the periods indicated:

	Year Ended October 31,	Year Ended October 31,
	2022	2021
Canadian dollars, in thousands	CAD
Net cash used in operating activities	(5,084)	(2,835)
Net cash used in investing activities	(7)	(251)
Net cash provided by financing activities	698	7,356
Effect of foreign exchange on cash	(31)	-
Net increase (decrease) in cash	(4,424)	4,270

Year Ended October 31, 2022 Compared to Year Ended October 31, 2021

Net cash provided by (used in) operating activities – continuing operations

Net cash used in operating activities for the year ended October 31, 2022, amounted to CAD$5,083,561 representing an increase of CAD$2,248,532, or 79%, compared to CAD$2,835,029 for the year ended October 31, 2021. This increase was mainly due to hiring additional employees and engaging consultants in connection with our new business of researching and developing designer therapeutics.

Net cash used in investing activities

Net cash used in investing activities for the year ended October 31, 2022, amounted to CAD$7,593 representing a decrease of CAD$243,596, or 97%, compared to CAD$251,189 for the year ended October 31, 2021. This decrease was mainly due to an assignment agreement whereby the Company acquired patents and patent applications to be used in pre-clinical drug research programs and due to a payment related to exploration and evaluation activity in 2021.

Net cash provided by financing activities

Net cash provided by financing activities for the year ended October 31, 2022, amounted to CAD$698,403 representing a decrease of CAD$6,657,411, or 91%, compared to CAD$7,355,814 for the year ended October 31, 2021. This decrease was due to increase in share capital issuance relating the Company’s change of business in 2021.

We have incurred losses and cash flow deficits from operations since inception, resulting in an accumulated deficit as of October 31, 2022 of CAD$13,849,949. We anticipate that we will continue to incur net losses for the foreseeable future. To meet future capital needs, we would need to raise additional capital through equity or debt financing or other strategic transactions. However, any such financing may not be on favorable terms or even available to us. Our failure to obtain sufficient funds on commercially acceptable terms when needed would have a material adverse effect on our business, results of operations and financial condition. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and the actual amount of our expenses could vary materially and adversely as a result of a number of factors. We have based our estimates on assumptions that may prove to be wrong, and our expenses could prove to be significantly higher than we currently anticipate.

Our future capital requirements will depend on many factors, including, but not limited to:

●	the progress and costs of our research and development activities;

●	the costs of development and expansion of our operational infrastructure;

●	our ability, or that of our collaborators, to achieve development milestones and other events or developments under potential future licensing agreements;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our technologies;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves, once our technologies are developed and ready for commercialization;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products or technology;

●	the magnitude of our general and administrative expenses; and

●	any additional costs that we may incur under future in- and out-licensing arrangements relating to our technologies and futures products.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through capital raising or by out-licensing and/or co-developing applications of one or more of our product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available on favorable terms, or at all, we may be required to delay, reduce the scope of or eliminate research or development efforts or plans for commercialization with respect to our technologies and make necessary change to our operations to reduce the level of our expenditures in line with available resources.

We are a development-stage technology company and it is not possible for us to predict with any degree of accuracy the outcome of our research and development efforts. As such, it is not possible for us to predict with any degree of accuracy any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net loss, liquidity or capital resources, or that would cause financial information to not necessarily be indicative of future operating results or financial condition. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are described herein.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Operating and Financial Review and Prospects— A. Operating Results—Research and Development Expenses” and “Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended October 31, 2022 to the year ended October 31, 2021— Research and Development Expenses.”

D. Trend Information

The COVID-19 pandemic and its impacts continue to evolve. We cannot predict the duration and severity of any further disruptions as a result of COVID-19 or their impacts on us, but business disruptions for us or any of the third parties with whom we engage, including the manufacturers, suppliers, customers, regulators and other third parties with whom we conduct business could materially and negatively impact our ability to conduct our business in the manner and on the timelines presently planned. Further, we cannot predict impacts, trends and uncertainties involving the pandemic’s effects on economic activity, the size of our labor force, and the extent to which our income, profitability, liquidity, or capital resources may be materially and adversely affected. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. We are unable to determine the extent of the impact of the pandemic on our clinical trials, operations and financial condition going forward. See also “Risk Factors– Risks Related to Our Business Operations.”

E. Critical Accounting Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with IFRS. The preparation of these consolidated financial statements requires management to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that management believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

While our significant accounting policies are more fully described in Note 2 to the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F, management believes the following discussion addresses our most critical accounting policies, which are those that are most important to the financial condition and results of operations and require our most difficult, subjective and complex judgments.

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model.

Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

We selected the Black-Scholes option-pricing model as a fair value method for our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is based on fluctuations in the price of our Ordinary Share prices on the Nasdaq.

Risk free interest rate - The risk free interest rate is based on the U.S. Treasury yield curve, in accordance with the option’s contractual term.

Contractual term - An option’s contractual term must at least include the Vesting Period and the employees’ historical exercise and post-vesting employment termination behavior for similar grants. If the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior.

Share price - The share price is determined according to the last known or above closing price of our Ordinary Shares at the grant date.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption which requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast substantial doubt upon the Company’s ability to continue as a going concern.

Recently Issued Accounting Pronouncements

Accounting Standards Issued But Not Yet Effective

i.	In February 2021, the IASB issued amendments to IAS 8, in which it introduces a new definition of accounting estimates. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. Effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the potential effect of the adoption on the financial position and results of operations.

ii.	Classification of liabilities:

The IASB issued a narrow-scope amendment to IAS 1, in January 2020, to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity. Inter alia, the amendment requires the following:

Liabilities are classified as non-current if the entity has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendment no longer refers to unconditional rights. The assessment determines whether a right exists, but it does not consider whether the entity will exercise the right.

‘Settlement’ is defined as the extinguishment of a liability with cash, other economic resources or an entity’s own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument.

The Company early adopted the narrow-scope amendment to IAS 1 on January 1, 2019, with no effect to the Company’s financial statements.

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

●	to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation;

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; and

●	an exemption from compliance with the requirement that the Public Company Accounting Oversight Board has adopted regarding a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these exemptions for up to five years or until such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; (iii) the date on which we are deemed to be a large accelerated filer under the rules of the SEC; or (iv) the last day of the fiscal year following the fifth anniversary of this offering. We may choose to take advantage of some but not all of these exemptions. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled in cash. Cash flow forecasting is performed in our operating entities and aggregated at a consolidated level. We monitor forecasts of our liquidity requirements to ensure we have sufficient cash to meet operational needs. We may be reliant on our ability to raise additional investment capital from the issuance of both debt and equity securities to fund our business operating plans and future obligations.

Credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

Credit risk is the risk of financial loss to us if a debtor or counterparty to a financial instrument fails to meet its contractual obligations, and arises mainly from our receivables.

We restrict exposure to credit risk in the course of our operations by investing only in bank deposits.

Equity price risk

As we have not invested in securities riskier than short-term bank deposits, we do not believe that changes in equity prices pose a material risk to our holdings. However, decreases in the market price of our Common Shares could make it more difficult for us to raise additional funds in the future or require us to raise funds at terms unfavorable to us.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations in the reporting period. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through hedging transactions. Our inability or failure to do so could harm our business, financial condition and results of operations.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes mainly in NIS/CAD currency exchange rates. As of October 31, 2022, the majority of our liquid assets are held in CAD, and the majority of our expenses is denominated in U.S. dollars or ILS. Changes of both 5% and 10% in the CAD/NIS and CAD/USD exchange rate would decrease/increase our loss for 2022 by less than 6%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “anticipates”, “plans”, “budget”, “scheduled”, “continue”, “estimates”, “forecasts”, “expect”, “is expected”, “project”, “propose”, “potential”, “targeting”, “intends”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon by readers, as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth above. Although the Company has attempted to identify important factors that could cause results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that the foregoing lists of factors are not exhaustive. Forward looking statements are made as of the date hereof and accordingly are subject to change after such date. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

OTHER INFORMATION

Additional information related to the Company, is available for viewing on SEDAR at www.sedar.com.